UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-38839

SHIFT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Shift Technologies, Inc.

c/o Shift Technologies Liquidating Trust

7 West 41st Avenue - #523

San Mateo, CA 94403

(415) 252-2900 x312

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SHIFT TECHNOLOGIES, INC. has duly caused this notice to be signed on its behalf by the undersigned duly authorized person.

SHIFT TECHNOLOGIES, INC.

Date: November 26, 2024	By:	/s/ Matthew English
	Name:	Matthew English
	Title:	Trust Officer, Shift Technologies Liquidating Trust